EXHIBIT 17.1

From: George Pratt
Sent: Wednesday, May 09, 2007 9:51 AM
To: Davis, Steve; Bleck, Dale; Heckler, Ann
Subject: Resignation


To:  President, Chief Financial Officer and Secretary of CET Services, Inc.

     Please be informed that I, George Pratt, hereby resign as a Director of CET Services, Inc., effective immediately on this day, May 9, 2007. Hard copy will be sent this day via U.S. Postal Service.

George Pratt